UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-30543
                            CUSIP Number: 053579 10 8

Check One: [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form NSAR

                  For the period ended: September 30, 2006

                  |  |  Transition Report on Form 10-K

                  |  |  Transition Report on Form 20-F

                  |  |  Transition Report on Form 11-K

                  |  |  Transition Report on Form 10-Q

                  |  |  Transition Report on Form NSAR

                  For the transition period ended:  Not Applicable

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Avenue Group, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 405 Lexington Avenue, 26th Floor,
                                       New York, New York 10174

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Avenue Group, Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-QSB for the quarter ended September 30, 2006 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-QSB. Such delay resulted from the findings of the Company's board of directors on November 14, 2006, that there were errors in previously issued financial statements for the nine months ended September 30, 2005, and that such financial statements should be restated. Such findings have been previously disclosed by the Company in its Current Report on Form 8-K, dated November 14, 2006, and are discussed more fully therein. The Company will restate its September 30, 2005 financial statements in filing its Form 10-QSB for the quarter ended September 30, 2006. Such restatement of the financial statements could not have been completed by the Company prior to the date hereof without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-QSB no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        David Lubin, Esq.          516              887-8200
        -----------------      -----------     ------------------
           (Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [ ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

It is anticipated that a significant change in results of operations from the Quarterly Report on Form 10-QSB filed for the quarter ended September 30, 2005 will be reflected by the financial statements to be included in the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006. In the three month period ended September 30, 2006, revenues have increased by $35,553 to $44,928 from $9,395 for the three month period ended September 30, 2005. In the nine month period ended September 30, 2006, revenues have increased by $28,638 to $61,368 from $32,730 for the nine month period ended September 30, 2005. The earnings in the three and nine month periods ended September 30, 2006 were attributed to gains on sales of marketable securities.

                               AVENUE GROUP, INC.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006

                                          By:      /s/ Levi Mochkin
                                                   -----------------------------
                                          Name:    Levi Mochkin
                                          Title:   President and Chief Executive
                                                   Officer

                                    ATTENTION

 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)